

September 14, 2012

Via E-mail
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

> **Re:** **North Texas Energy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 30, 2012**
> **File No. 333-178251**

Dear Mr. Jones:

We have reviewed your amended registration statement and corresponding response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on August 30, 2012

Business of the Company, page 4

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

1. In comment two of our August 13, 2012 letter we requested that you present definitive evidence that the economic recovery of your claimed [proved] reserves is reasonably certain. You responded with: historical production for four leases in the New Diana field; technical articles describing Microbial Enhanced Oil Recovery activities in Texas, Argentina and China; discussion of the historical correlation between crude oil prices and crude oil production. Given the following, we do not believe that these are sufficient support for the attribution of proved reserves to your leases in the New Diana field and to the M. W. Balch lease:
   - The last significant annual reported historical production from the New Diana leases – 8,299 barrels of oil - occurred in 1995; total Balch lease production since

> 1993 is reported to be 525 barrels of oil. These data give no indication of the current productivity of these properties.
> - All the sites for the MEOR activities appear to be over 200 miles from your leases which gives rise to considerable doubt that such activities were conducted on reservoirs analogous to those under your leases.
> - The increase in oil prices since 2008 is not realizable for properties that are without reasonable certainty of economic production.

Please amend your document to remove the claimed proved reserves from your document.

Summary Consolidated Financial Data, page 8

2.   Please revise your presentation of summarized financial data to differentiate between your results of operations and those of your predecessor, Remington Oil and Gas Inc., by using a vertical line and labeling.

Management's Discussion and Analysis, page 11

3.   Please disclose how you have been able to sustain the company without incurring any expenses since your inception.

Directors, Officers, and Control Persons, page 12

4.   We note the revised disclosure you provided in response to prior comment 4 from our letter to you dated August 13, 2012. However, you do not disclose in the revised sketches when the two began their service with North Texas as directors. If Mr. Marah does not serve as director, then please explain the entry under "Director Compensation Table" suggesting otherwise.

5.   Also, please be sure that a majority of your board of directors signs the registration statement and that each such person is identified as a director. In that regard, we refer you to Instructions 1 and 2 to Signatures, Form S-1.

Financial Statements of North Texas Energy, Inc.

General

6.   We note that you present unaudited interim financial statements for the six months ended June 30, 2012. Given your status as a development stage company, you must present a cumulative income statement, statement of cash flows, and statement of stockholders equity, for the period from your inception through the date of the most recent balance sheet, to comply with FASB ASC 915.

Independent Registered Public Accounting Firm's Report, page 16

7.   The dating of the audit report does comply with AU §§ 530. That is, the relevance of
        July 25, 2012 date is unclear. To the extent the auditor reaudited and opined on the
        financial statements as of July 25, 2012, then the original date of May 14, 2012 should be
        removed. If the auditor has dual dated his report as of July 25, 2012, a reference after the
        date to the note that discusses the subsequent event should be made. Please contact us if
        further clarification is necessary.

Income Statement, page 18

8.   We note that you have not fully complied with prior comment 7 pertaining to your
        presentation of EPS. We reissue prior comment 7.

Note 1 – Summary of Significant Accounting Policies, page 21

Ceiling Test, page 22

9.   We note that you have expanded your disclosure in response to prior comment eight to
        clarify that you are subject to the ceiling test under the full cost method. However, the
        description of your application of the ceiling test is not consistent with Rule 4-10(c)(4) of
        Regulation S-X. Please revise your disclosure and accounting as necessary to clarify that
        it pertains to the costs of oil and gas properties accounted for under the full cost
        methodology rather than the more general category of property plant and equipment.
        Given that your proved oil and gas properties balance as of December 31, 2011 exceeds
        your standardized measure of discounted future net cash flows, tell us the reasons this did
        not result in a ceiling test write-down of your oil and gas properties. In addition, if you
        are not able to demonstrate that you have properly claimed proved reserves, disclose the
        manner by which you assessed your unproved properties for impairment with details
        sufficient to understand the basis for your view.

Note 4 – Oil and Gas Producing Activities, page 24

10.   We note that you have not complied with prior comment 11 pertaining to your disclosure
        of capitalized costs relating to oil and gas properties. The disclosure should include
        capitalized costs of proved and unproved properties and cover all periods presented. In
        addition, you should not present the lease obligation in the table of costs incurred in oil
        and gas property acquisition, exploration and development. Please read the guidance in
        FASB 932-235-50-12 through 50-15 and 50-17 through 50-20 and revise the disclosures
        in these tables accordingly.

11.   We understand that you will need to revise your disclosures and accounting to show that
        you have not established proved oil and gas reserves. Your disclosures of the
        standardized measure added in response to prior comment 12 will need to be further
        revised to conform with the proper classification of your interests.

Note 5 – Presentation of Financial Statements – Error Correction, page 25

12.   We note you restated your balance sheet to remove accounts payable in the amount of
        $98,174. Tell us how you determined that this was not your obligation upon your
        acquisition of Remington Oil and Gas Inc., indicate who is responsible for the obligation,
        or describe the manner by which it has been settled.

Remington Oil and Gas, Inc. Financial Statements

Independent Registered Public Accounting Firm's Report, page 28

13.   We note that in response to prior comment nine the introductory paragraph of the audit
        report was revised to indicate that the cumulative financial information was audited.
        However, the date of inception is not specified and the cumulative information is not
        referenced in the opinion paragraph of the report. Please obtain and file a revised report
        from your auditor which resolves these concerns.

Note 1 - Summary of Significant Accounting Policies, page 34

14.   We understand from your response to prior comment 14 that you did not issue shares
        until 2010. Please expand your disclosure in Note 1, in advance of the accounting policy
        disclosures, to include a brief discussion of the background of Remington Oil and Gas
        Inc., so that readers may understand the nature of the business and its formation. Please
        specify the date of inception and describe the legal form and structure of the business in
        advance of issuing shares.

Exhibits

15.   Please file an updated auditor consent for all audit opinions included in the filing with
        your next amendment to the registration statement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

        •   should the Commission or the staff, acting pursuant to delegated authority, declare the
            filing effective, it does not foreclose the Commission from taking any action with

respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director